                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                  UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)(1)



                             PATAPSCO BANCORP, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   702898 10 7
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                                 (CUSIP Number)

                                DECEMBER 31, 2007
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             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          /X/     Rule 13d-1(b)

          /X/     Rule 13d-1(c)

          /_/     Rule 13d-1(d)

__________________

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                Page 1 of 6 pages

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CUSIP NO. 702898 10 7                 13G                      PAGE 2 OF 6 PAGES
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1    NAMES OF REPORTING PERSONS:
     PATAPSCO BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN TRUST

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 52-2004618
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                            (a)  /_/

                                                            (b)  /_/

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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION
     STATE OF MARYLAND

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                         5      SOLE VOTING POWER                  0
       NUMBER OF
         SHARES        ---------------------------------------------------------
      BENEFICIALLY       6      SHARED VOTING POWER                0
        OWNED BY
          EACH         ---------------------------------------------------------
       REPORTING         7      SOLE DISPOSITIVE POWER             0
         PERSON
          WITH         ---------------------------------------------------------
                         8      SHARED DISPOSITIVE POWER           0

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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0

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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       /_/
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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       0%
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12     TYPE OF REPORTING PERSON
           EP
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CUSIP NO. 702898 10 7                 13G                      PAGE 3 OF 6 PAGES
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1      NAMES OF REPORTING PERSONS:
       THOMAS P. O'NEILL

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *

                                                              (a)  /_/

                                                              (b)  /_/
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3      SEC USE ONLY

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4      CITIZENSHIP OR PLACE OF ORGANIZATION
       UNITED STATES OF AMERICA

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                          5      SOLE VOTING POWER               46,841
       NUMBER OF
         SHARES         --------------------------------------------------------
      BENEFICIALLY        6      SHARED VOTING POWER                  0
        OWNED BY
          EACH          --------------------------------------------------------
       REPORTING          7      SOLE DISPOSITIVE POWER          46,841
         PERSON
          WITH          --------------------------------------------------------
                          8      SHARED DISPOSITIVE POWER             0

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9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       46,841
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
       /_/
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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       2.53% (1)
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12     TYPE OF REPORTING PERSON
         IN
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(1) Based on 1,855,490 shares of common stock outstanding as of December 31, 2007.

                                                  ------------------------------
                                                        PAGE 4 OF 6 PAGES
                                                  ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


ITEM 1(a).        NAME OF ISSUER.
         Patapsco Bancorp, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
         1301 Merritt Boulevard
         Dundalk, Maryland 21222-2194

ITEM 2(a).        NAME OF PERSON(S) FILING.
         Patapsco Bancorp, Inc. Employee Stock Ownership Plan Trust (the "ESOP Trust"), and the following individual who serves as its trustee: Thomas P. O'Neill.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE.
         For the ESOP Trust and the ESOP Trustee:  Same as Item 1(b).

ITEM 2(c).        CITIZENSHIP.
         See Row 4 of the second part of the cover page provided for each reporting person.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES.
         Common Stock, par value $0.01 per share.

ITEM 2(e).        CUSIP NUMBER.
         702898 10 7

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2
                  (b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (f)/X/ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

         Items (a), (b), (c), (d), (e), (g), (h), (i), and (j) are not
applicable. This Schedule 13G is being filed on behalf of the ESOP identified in
Item 2(a), filing under the Item 3(f) classification, and by both trustees of the ESOP Trust and by Mr. Bouffard, filing pursuant to Rule 13d-1(c) and applicable SEC no-action letters.

ITEM 4.           OWNERSHIP.

         (a)      AMOUNT BENEFICIALLY OWNED:  See Row 9 of the second part of
                  -------------------------
the cover page provided for each reporting person.

         (b)      PERCENT OF CLASS:  See Row 11 of the second part of the cover
                  ----------------
page provided for each reporting person.

                                                  ------------------------------
                                                         PAGE 5 OF 6 PAGES
                                                  ------------------------------

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:  See Rows 5,
                  --------------------------------------------
6, 7, and 8 of the second part of the cover page provided for each reporting person.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
         With respect to the ESOP:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: /X/.

         With respect to Thomas P. O'Neill:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: /X/.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.
         Not applicable. Prior to the ESOP's termination, the ESOP Committee had the power to determine whether dividends on allocated shares that were paid to the ESOP trust were distributed to participants or were used to repay the ESOP loan.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.
         Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
         Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.
         Not applicable.

ITEM 10.          CERTIFICATIONS.
         By signing below, the signatory in the capacity of an ESOP trustee certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         By signing below, the signatory in his individual capacity certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                         PAGE 6 OF 6 PAGES
                                                   -----------------------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PATAPSCO BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustee:


/s/ Thomas P. O'Neill                                       February 14, 2008
-------------------------------------------------
Thomas P. O'Neill, as Trustee



/s/ Thomas P. O'Neill                                       February 14, 2008
-------------------------------------------------
Thomas P. O'Neill, as an Individual Stockholder

                                                                      EXHIBIT 99
                                                                      ----------

                         AGREEMENT RELATING TO FILING OF
                           JOINT STATEMENT PURSUANT TO
                             RULE 13d-1(k) UNDER THE
                             SECURITIES ACT OF 1934

         The undersigned agree that this Amendment No. 11 to the Statement on
Schedule 13G to which this Agreement is attached is filed on behalf of each of them. Date: February 14, 2008

PATAPSCO BANCORP, INC.
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

By Its Trustee:


/s/ Thomas P. O'Neill                                       February 14, 2008
-------------------------------------------------
Thomas P. O'Neill, as Trustee




/s/ Thomas P. O'Neill                                       February 14, 2008
-------------------------------------------------
Thomas P. O'Neill, as an Individual Stockholder